Otis Gallery LLC

335 Madison Ave, 16th Floor

New York, NY 10017

March 31, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Daniel Morris

Re:	Otis Gallery LLC

Post-qualification Amendment No. 5 to Offering Statement on Form 1-A

File No. 024-10951

Ladies and Gentlemen:

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has indicated that it will not review the Post-qualification Amendment No. 5 to the Offering Statement on Form 1-A (the “Offering Statement”) of Otis Gallery LLC (the “Company”) and we hereby request that the Commission approve the qualification of the Offering Statement as of 5:00 PM Eastern Standard Time on Tuesday, March 31, 2020 or as soon as practicable thereafter.

We request that we be notified of such qualification by a telephone call to Mr. Louis A. Bevilacqua at (202) 869-0888 ext. 100. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to Louis A. Bevilacqua via email at lou@bevilacquapllc.com.

Sincerely,

Otis Gallery, LLC

By: Otis Wealth, Inc., its managing member

By: /s/ Michael Karnjanaprakorn

Michael Karnjanaprakorn

Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.